SEC FILE NUMBER:  1-9720
CUSIP NUMBER:  698884103


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]Form N-SAR

For Period Ended: 12/31/02
                  --------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

             Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

PAR TECHNOLOGY CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable


8383 Seneca Turnpike
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Address of Principal Executive Office (Street and Number)


New Hartford, NY  13413
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof,
[ X ] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Due to the Company's announcement on March 28, 2003 that we will restate our financial statements for the years ended December 31, 2000, 2001 and for the nine months ended 2002, the Company requests an extension to complete its Form 10-K for the year ended December 31, 2002.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ronald J. Casciano                   315                     738-0600 Ext. 273
------------------                ---------                  ------------------
     (Name)                      (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).      Yes   [ X ]    No   [   ]
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ X ] No [ ]

In the aggregate, the restatement decreased net revenue by $675,000 for the entire period of fiscal years 2000, 2001 and the nine months ended September 30, 2002. This represents a 0.2% of the total revenues during that period. The aggregate change in net income for this same period was an increase of $238,000. More specifically, in 2000 revenue increased by $3.2 million and the net loss decreased by $913,000. In 2001 revenue and net income decreased by $1.4 million and $238,000 respectively. For the nine months ended September 30, 2002 revenues decreased by $2.5 million and net income decreased by $437,000.

The restatement is the result of a determination by the Company, as concurred by our independent accountants, that the Company should recognize revenue on certain product sales upon arrival at the customer site. This new determination differs from the Company's twenty-two-year historical practice of recognizing revenue as the products leave the Company's facilities.
================================================================================
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           PAR TECHNOLOGY CORPORATION
                           --------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   03/28/03                   By: /s/Ronald J. Casciano
                                       -------------------------
                                          Ronald J. Casciano
                                          VP, C.F.O. & Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).